Mail Stop 3561

July 15, 2005

Richard A. Smith
President and Chief Executive Officer
Eschelon Telecom, Inc.
730 Second Avenue South, Suite 900
Minneapolis, MN 55402

Re: 	Eschelon Telecom, Inc.
Amendment No. 2 to Form S-1
Filed July 8, 2005
File No. 333-124703

Form 10-K for the fiscal year ended Dec. 31, 2004, filed March 31,
2005
Form 10-Q for the fiscal quarter ended March 31, 2005, filed May
16,
2005
File No. 0-50706

Dear Mr. Smith:

      We have reviewed your amended registration statement and your response letter filed July 8, 2005, and we have the following comments. Please amend the registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.


Amendment No. 2 to Form S-1

Management`s Discussion and Analysis - Results of Operations, page
37

Three Months Ended March 31, 2005 compared to
Three Months Ended March 31, 2004, page 37

Network Services, page 38

1. Please refer to prior comment 7. We note that Global Crossing back-billed you for PICC charges in November 2004. Please tell us why you were not required to accrue a liability under SFAS 5 for the prior 180 days and monthly after November 2004.

Recent Accounting Pronouncements, page 49

2. Please refer to prior comment 8. We note that the conversion terms permit you to determine whether to settle the conversion obligation by transferring assets or by issuing equity shares. Please tell us how you considered paragraphs B48 and B49 of SFAS 150.

Business, page 51

3. We note your revision in response to prior comment 9. Please revise the prospectus to clarify the size of your market share, to the extent possible. The supplemental information you have provided us suggests that you are able to disclose that your market share is about 6% to 15% in the markets in which you operate. Without quantitative clarification, your statements that you have a "leading position" suggest that your market share is greater than 50%, which does not appear to be the case.

Financial Statements

4. Please tell us if you have any plans to change your capital structure to be effective as of the effective date of this registration statement. If so, comply with SAB 4(C).

Note 4. Notes Payable, page F-18

5. Please refer to prior comment 7. It appears to us that you do not meet the condition in Rule 3-10(b)(3) of Regulation S-X for relief from condensed consolidating financial statements required under Rule
3-10(d)(4) of Regulation S-X.  In particular:

* Eschelon Operating Company`s Form S-4, File No. 333-122292, discloses that "all present and future, direct and indirect Domestic
Restricted Subsidiaries of Parent other the Company," guarantee the notes. Rule 3-10(b)(3) states "No other subsidiary of the parent company guarantees the securities."
* Per Exhibit 21.1 of the Form S-4, we further note that ATI is a wholly-owned subsidiary of Eschelon Operating Company and it appears to be an operating company.

6. Considering that you referred to "Domestic Restricted
Subsidiaries" in Eschelon Operating Company`s Form S-4, tell us who your domestic restricted subsidiaries are and if you have any domestic unrestricted and foreign subsidiaries. Tell us the nature of the restrictions on domestic restricted subsidiaries.

7. Similarly, please update your Business section to describe your organizational structure in greater detail and identify your significant subsidiaries.

8. Additionally, please provide a list of your subsidiaries in
Exhibit 21.1. We note that the current Exhibit only includes the subsidiaries of Eschelon Operating Company.

9. Please revise your disclosure on page F-19 to delete Eschelon
Operating Company from the statement which currently reads as follows: "The Company, Eschelon Operating Company and all of the
subsidiaries have guaranteed the notes ...."

Note 8. Capital Stock, page F-24

10. Please refer to prior comment 14.  In your Management`s
Discussion and Analysis, please discuss the significant factors, assumptions and methodologies used in determining the fair value of the preferred stock.

11. Please refer to your summary of the period from January to August
2003 in your response to prior comment 15. Please tell us how you considered the following in determining the fair value of your preferred stock:

* The future liquidation date in determining the value of the liquidation preference;
* The continuing reduction in operating losses;
* The increase in revenues; and
* The significant increase in positive cash flow from operating activities.

12. Please refer to your summary of the period from November 2003 to
January 3, 2005, in your response to prior comment 15. Please tell us how you considered the following in determining the fair value of your preferred stock:

* The future liquidation date in determining the value of the liquidation preference;
* The continuing reduction in operating losses, including interest expense related to the additional debts;
* The increase in revenues; and
* The significant increase in positive cash flow from operating activities.

13. Please refer to your summary of the period from November 2003 to
January 3, 2005, in your response to prior comment 15. Please tell us how the new debt impacted the fair value of your common stock. Also tell us how you concluded that the fair value of the common stock should be increased by only $0.10 per share. We note that the independent appraiser fair valued the common stock between $0.00- $0.40 as of August 14, 2003.

14. Please refer to your summary of the period from November 2003 to
January 3, 2005, in your response to prior comment 15. Please tell us how you considered the acquisition of ATI in your determination of the fair value of the common stock.

15. Please refer to your summary of the period from April 1, 2005
and
April 29, 2005, to present in your response to prior comment 15. Please tell us how you considered the improved operating results and cash flows, the impact of the ATI acquisition and the discussions with underwriters regarding a potential public offering in concluding that the fair value of your common stocks was between $0.20 and
$0.50
per share.

16. Please refer to your summary of the period from April 1, 2005 and
April 29, 2005, to present in your response to prior comment 15.
Please tell us why the assigned fair value of your common stock is at a significant discount from the estimated IPO price range.

17. Please refer to your summary of the period from April 1, 2005 and
April 29, 2005, to present in your response to prior comment 15. Please quantify each significant factor contributing to the difference between the assigned fair value of $0.20 per share and the expected IPO price. We note that the independent appraiser fair valued the common stock between $0.20-$0.30 as of December 31, 2004.

18. Please refer to your summary of the period from April 1, 2005 and
April 29, 2005, to present in your response to prior comment 15. Please quantify each significant factor contributing to the difference between the assigned fair value of $0.50 per share and the estimated IPO price.

19. We note your disclosure on page 48 in response to our prior comment 17. Please revise your disclosure to delete references to "implied valuation" and replace it with "fair value." Also disclose each valuation method utilized by the Board.

Note 8. Restricted Common Stock, page F-27

20. Please refer to prior comment 19. Please revise to state, if true, that compensation expense was recognized over its vesting period.

Note 10. Subsequent Events (unaudited), page F-28

21. Please tell us how you accounted for the settlement, including the credit of $ 564,000 over the next six months.


*   *   *   *   *


      Please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a response letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Please submit the response letter on EDGAR as correspondence. Detailed response letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384
if you have questions regarding comments on the financial statements and related matters. Please contact Daniel Zimmerman, Staff Attorney, at (202) 551-3367 or me at (202) 551-3810 with any other questions.


Sincerely,



Larry Spirgel
Assistant Director